Condensed Interim Consolidated Financial Statements

Nine Months Ended September 30, 2019

Unaudited - Expressed in Canadian Dollars

NOTICE TO READER

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed consolidated interim financial statements have been prepared by and are the responsibility of the management.

The Company's independent auditor has not performed a review of these financial statements in accordance with the standards established by the Chartered Professional Accountants of Canada for a review of interim financial statements by an entity's auditor.

"Mark Jarvis"

Chief Executive Officer

Giga Metals Corporation
Condensed Interim Consolidated Statements of Financial Position
As at September 30, 2019 and December 31, 2018
(Unaudited - Expressed in Canadian Dollars)

	Notes	September 30, 2019 $	December 31, 2018 $
ASSETS
Current assets
Cash and cash equivalents		2,527,423	405,849
Receivables	4	937,987	1,090,803
Marketable securities	5	-	2,683,560
Prepaid expenses		226,946	293,861
		3,692,356	4,474,073
Non-current assets
Reclamation deposits		232,000	232,000
Equipment and right of use assets	6	366,721	70,444
Exploration and evaluation assets	7	3,690,687	2,333,269
		4,289,408	2,635,713
TOTAL ASSETS		7,981,764	7,109,786
LIABILITIES
Current liabilities
Trade payables and accrued liabilities	8	259,408	312,981
Lease obligation - short-term	9	73,287	-
		332,695	312,981

Non-current liabilities
Lease obligation - long-term	9	237,451	-
		237,451	-
TOTAL LIABILITIES		570,146	312,981
EQUITY
Share capital	10	55,057,008	53,870,374
Share-based payment reserve	11	7,602,014	7,255,441
Deficit		(55,247,404)	(54,329,010)
TOTAL EQUITY		7,411,618	6,796,805
TOTAL LIABILITIES AND EQUITY		7,981,764	7,109,786

Nature and continuance of operations (Note 1)

Commitments (Note 9)

Subsequent events (Note 16)

APPROVED BY:

DIRECTOR	"MARK JARVIS"	DIRECTOR	"LYLE DAVIS"

See accompanying notes to the condensed interim consolidated financial statements

Giga Metals Corporation
Condensed Interim Consolidated Statements of Comprehensive Loss
For the three and nine months ended September 30, 2019 and 2018
Unaudited - Expressed in Canadian Dollars

		Three months ended September 30,		Nine months ended September 30,
	Notes	2019 $	2018 $	2019 $	2018 $

Operating expenses
Amortization	5	25,402	4,415	54,365	6,968
Consulting fees		84,364	39,323	241,030	122,618
Corporate communications and investor relations		231,411	110,758	408,587	280,744
Legal, accounting and audit	12	43,178	35,286	117,359	83,619
Management and directors' fees	12	62,988	38,829	167,809	135,413
Office and general		60,777	32,484	199,981	160,215
Travel and accommodation		11,339	23,236	51,379	78,262
Stock-based compensation	10	84,450	21,680	352,707	295,473
		603,909	306,011	1,593,217	1,163,312
Other items
Interest income		(6,310)	(6,740)	(10,346)	(31,816)
Finance charge on lease	9	9,590	-	16,220	-
Income from sublease of office	9	(10,945)	-	(28,927)	-
Gain on sale of net smelter return royalty		-	(10,555,203)	-	(10,555,203)
Realized loss (gain) on sale of marketable securities	5	1,343,226	-	2,682,350	-
Change in fair value of marketable securities	5	(1,215,695)	4,590,000	(3,334,120)	4,590,000
		119,866	(5,971,943)	(674,823)	(5,997,019)

(Loss) income and comprehensive (loss) income for the period		(723,775)	5,665,932	(918,394)	4,833,707
(Loss) income per share - basic	10	(0.01)	0.13	(0.02)	0.11
(Loss) income per share - diluted	10	(0.01)	0.10	(0.02)	0.09
Weighted average number of shares outstanding - basic	10	54,623,597	42,682,167	49,731,017	42,136,610
Weighted average number of shares outstanding - diluted	10	54,623,597	55,282,237	49,731,017	56,432,111

See accompanying notes to the condensed interim consolidated financial statements

Giga Metals Corporation
Condensed Interim Consolidated Statement of Changes in Equity
For the nine months ended September 30, 2019 and 2018
Unaudited - Expressed in Canadian Dollars

		Share capital
	Notes	Number of shares #	Amount $	Share-based payment reserve $	Subscriptions received $	Deficit $	Total $

Balance at December 31, 2017		40,664,015	53,218,158	6,745,535	27,000	(55,479,647)	4,511,046

Private placements		960,000	576,000	-	(27,000)	-	549,000
Share issuance costs
- Cash finders' fees		-	(22,080)	-	-	-	(22,080)
- Brokers' warrants		-	(9,164)	9,164	-	-	-
- Other fees		-	(14,290)	-	-	-	(14,290)
Exercise of warrants		1,525,000	121,750	-	-	-	121,750
Stock-based compensation		-	-	295,473	-	-	295,473
Comprehensive income for the period		-	-	-	-	4,833,707	4,833,707

Balance at September 30, 2018		43,149,015	53,870,374	7,050,172	-	(50,645,940)	10,274,606

Stock-based compensation		-	-	205,269	-	-	205,269
Comprehensive loss for the period		-	-	-	-	(3,683,070)	(3,683,070)

Balance at December 31, 2018		43,149,015	53,870,374	7,255,441	-	(54,329,010)	6,796,805

Exercise of warrants	10	11,655,000	1,150,500	-	-	-	1,150,500
Exercise of options	10	300,000	36,134	(6,134)	-	-	30,000
Stock-based compensation	10	-	-	352,707	-	-	352,707
Comprehensive loss for the period		-	-	-	-	(918,394)	(918,394)

Balance at September 30, 2019		55,104,015	55,057,008	7,602,014	-	(55,247,404)	7,411,618

See accompanying notes to the condensed interim consolidated financial statements

Giga Metals Corporation
Condensed Interim Consolidated Statements of Cash Flows
For the nine months ended September 30, 2019 and 2018
Unaudited - Expressed in Canadian Dollars

	2019 $	2018 $
Operating activities
Loss for the period	(918,394)	4,833,707
Adjustments for:
Amortization	54,365	6,968
Stock-based compensation	352,707	295,473
Gain on sale of net smelter return royalty	-	(10,555,203)
Change in fair value of marketable securities	(3,334,120)	4,590,000
Realized loss (gain) on sale of marketable securities	2,682,350	-
Changes in non-cash working capital items:
Receivables	152,816	(144,229)
Prepaid expense	66,915	(28,386)
Trade payables and accrued liabilities	(37,491)	(88,307)
Net cash flows used in operating activities	(980,852)	(1,089,977)
Investing activities
Expenditures on exploration and evaluation assets	(1,373,500)	(3,698,258)
Net proceeds on the sale of net smelter return royalty	-	520,080
Purchase of equipment	(3,594)	(52,313)
Reclamation deposit	-	(44,100)
Net cash flows used in investing activities	(1,377,094)	(3,274,591)
Financing activities
Proceeds on issuance of common shares	1,180,500	670,750
Share issue costs	-	(36,370)
Proceeds from the sale of marketable securities, net of costs	3,335,330	-
Repayment of lease obligation	(36,310)	-
Net cash flows from financing activities	4,479,520	634,380
Increase (decrease) in cash and cash equivalents	2,121,574	(3,730,188)
Cash and cash equivalents, beginning	405,849	4,066,588
Cash and cash equivalents, ending	2,527,423	336,400

Cash	1,018,809	24,900
Cash equivalents	1,508,614	311,500

Supplemental cash flow information (Note 14)

See accompanying notes to the condensed interim consolidated financial statements

Giga Metals Corporation Notes to the Condensed Interim Consolidated Financial Statements Unaudited - Expressed in Canadian Dollars For the nine months ended September 30, 2019

  Nature and continuance of operations

Giga Metals Corporation (the "Company" or "Giga Metals") was incorporated on January 17, 1983, under the laws of the province of British Columbia, Canada, and its principal activity is the acquisition and exploration of mineral properties in Canada. The Company's common shares are listed for trading on the TSX Venture Exchange ("TSXV") under the symbol "GIGA" and the OTCQB under the symbol "HNCKF".

The head office, principal address and records office of the Company are located at 700 West Pender Street, Suite 203, Vancouver, British Columbia, Canada, V6C 1G8. The Company's registered address is 885 West Georgia Street, Suite 800, Vancouver, British Columbia, Canada, V6C 3H1.

These condensed interim consolidated financial statements have been prepared on the assumption that the Company and its subsidiary will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations. As at September 30, 2019, the Company's accrued deficit was $55,247,404, the Company had not advanced its mineral properties to commercial production and the Company has no other source of revenue from its operations. The Company's continuation as a going concern is dependent upon the successful results from its mineral property exploration activities and its ability to attain profitable operations and generate funds there from and/or raise equity capital or borrowings sufficient to meet current and future obligations.

  Basis of preparation

These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") applicable to the preparation of interim financial statements, including IAS 34 - Interim Financial Reporting.  These condensed interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2018 which have been prepared in accordance with IFRS as issued by the IASB.

In the preparation of these interim condensed consolidated financial statements, the Company has used the same accounting policies and methods of computation as in the annual consolidated financial statements for the year ended December 31, 2018 except as outlined in Note 3.

The preparation of interim financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense.  Actual results may differ from these estimates.

References herein to "$" are to the Canadian dollar and "US$" are to the United States dollar.

These condensed interim consolidated financial statements were approved by the Board of Directors on November 27, 2019.

  Adoption of new accounting standards and standards issued but not yet effective

IFRS 16, Leases

The Company adopted all of the requirements of IFRS 16 Leases ("IFRS 16") as of January 1, 2019. IFRS 16 replaces IAS 17 Leases ("IAS 17"). IFRS 16 provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value. The Company has adopted IFRS 16 using the modified retrospective application method, where the 2018 comparatives are not restated and a cumulative catch up adjustment is recorded on January 1, 2019 for any differences identified, including adjustments to the opening deficit balance.

Giga Metals Corporation Notes to the Condensed Interim Consolidated Financial Statements Unaudited - Expressed in Canadian Dollars For the nine months ended September 30, 2019

The Company analyzed its contracts to identify whether they contain a lease arrangement for the application of IFRS 16.  On the date of transition, the Company did not have any leases with lease terms in excess of 12 months.  Accordingly, the Company did not record any transition adjustments on January 1, 2019.

The following is the Company's new accounting policy for leases under IFRS 16:

Leases

At inception of a contract, the Company assesses whether the contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

Leases of right-of-use assets are recognized at the lease commencement date at the present value of the lease payments that are not paid at that date. The lease payments are discounted using the interest rate implicit in the lease, if that rate can be readily determined, and otherwise at the Company's incremental borrowing rate. At the commencement date, a right-of-use asset is measured at cost, which is comprised of the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any decommissioning and restoration costs, less any lease incentives received.

Each lease payment is allocated between repayment of the lease principal and interest.  Interest on the lease liability in each period during the lease term is allocated to produce a constant periodic rate of interest on the remaining balance of the lease liability.  Except where the costs are included in the carrying amount of another asset, the Company recognizes in profit or loss (a) the interest on a lease liability and (b) variable lease payments not included in the measurement of a lease liability in the period in which the event or condition that triggers those payments occurs.  The Company subsequently measures a right-of-use asset at cost less any accumulated depreciation and any accumulated impairment losses; and adjusted for any remeasurement of the lease liability.  Right-of-use assets are depreciated over the shorter of the asset's useful life and the lease term, except where the lease contains a bargain purchase option a right-of-use asset is depreciated over the asset's useful life.

4. Receivables

	September 30, 2019 $	December 31, 2018 $

Goods and Service sales tax	34,689	189,475
British Columbia mining tax credits	899,147	899,147
Interest receivable and other receivables	4,151	2,181
	937,987	1,090,803

5. Marketable securities

Marketable securities are classified as FVTPL financial instruments and, as a result, are measured at fair market value each reporting period with any change in fair value recognized through the statement of comprehensive income (loss).

On July 31, 2018, the Company received 1,125,000 common shares of Cobalt 27 Capital Corp. ("Cobalt 27").  The 1,125,000 common shares are subject to the following trading restrictions: one-third of the common shares had a statutory hold period of 4 months (November 28, 2018); one-third had a hold period of 8 months (March 28, 2019); and one-third had a hold period of 12 months (July 28, 2019).

Giga Metals Corporation Notes to the Condensed Interim Consolidated Financial Statements Unaudited - Expressed in Canadian Dollars For the nine months ended September 30, 2019
	# of shares	Value $

Marketable securities at December 31, 2017	-	-
Received on sale of net smelter return royalty	1,125,000	8,325,000
Sale of securities	(311,800)	(2,307,320)
Fair market value adjustment	-	(3,334,120)
Marketable securities at December 31, 2018	813,200	2,683,560

Sale of securities	(813,200)	(6,017,680)
Fair market value adjustment	-	3,334,120
Marketable securities at September 30, 2019	-	-

During the nine months ended September 30, 2019, the Company sold 813,200 common shares for net proceeds of $3,335,330 and accordingly, the Company recorded a realized loss of $2,682,350.

6. Equipment and right of use assets

	Right of use assets - leases $	Motor Vehicles $	Computer equipment $	Exploration and office equipment $	Total $
Cost:
At December 31, 2018	-	45,652	76,207	62,484	184,343
Additions	347,048	-	2,087	1,507	350,642
At September 30, 2019	347,048	45,652	78,294	63,991	534,985
Depreciation:
At December 31, 2018	-	23,818	33,265	56,816	113,899
Charge for the period	43,382	4,912	5,146	925	54,365
At September 30, 2019	43,382	28,730	38,411	57,741	168,264
Net book value:
At December 31, 2018	-	21,834	42,942	5,668	70,444
At September 30, 2019	303,666	16,922	39,883	6,250	366,721

Giga Metals Corporation Notes to the Condensed Interim Consolidated Financial Statements Unaudited - Expressed in Canadian Dollars For the nine months ended September 30, 2019

7. Exploration and evaluation assets

The Company's deferred exploration costs are as follows:

	Balance, December 31,	Change in year	Balance, December 31,	Change in period	Balance, September 30,
	2017 $	2018 $	2018 $	2019 $	2019 $
Mineral property interests	179,500	-	179,500	-	179,500
Assays and testing	2,052,292	247,222	2,299,514	32,931	2,332,445
Claims renewal / staking	459,261	12,383	471,644	500	472,144
Drilling	12,488,967	1,854,312	14,343,279	18,478	14,361,757
Environmental studies	1,256,621	415,065	1,671,686	125,721	1,797,407
Exploration data management	917,422	37,656	955,078	9,139	964,217
First Nations	166,444	54,580	221,024	25,944	246,968
Geochemistry	111,066	-	111,066	-	111,066
Geological and engineering services	8,834,256	772,235	9,606,491	530,683	10,137,174
Geophysical services	743,515	58,128	801,643	-	801,643
Metallurgy	3,792,672	331,978	4,124,650	230,095	4,354,745
Petrographic work	43,957	-	43,957	-	43,957
Project management	106,015	-	106,015	-	106,015
Survey, mapping and camp	1,628,447	945,758	2,574,205	167,239	2,741,444
Transportation	2,604,549	273,202	2,877,751	106,849	2,984,600
Advances	-	-	-	109,839	109,839
Cost recovery	(56,480)	-	(56,480)	-	(56,480)
Property impairments	(33,058,924)	-	(33,058,924)	-	(33,058,924)
BC refundable mining tax credits	(2,208,394)	(891,874)	(3,100,268)	-	(3,100,268)
Federal non-refundable mining tax credits, net of valuation allowance	(61,185)	-	(61,185)	-	(61,185)
Book value at date of sale of net smelter royalty	-	(1,777,377)	(1,777,377)	-	(1,777,377)
	1	2,333,268	2,333,269	1,357,418	3,690,687

Giga Metals Corporation Notes to the Condensed Interim Consolidated Financial Statements Unaudited - Expressed in Canadian Dollars For the nine months ended September 30, 2019

The Company has a 100% interest in certain mineral claims, located along the Turnagain River in British Columbia, Canada. One claim is subject to a 4% net smelter return royalty ("NSR"). The Company has the option to purchase all or part of the NSR within four years of commercial production for a price of $1,000,000 per 1% NSR.  In July 2018, the Company sold a 2% NSR on all future nickel and cobalt production from the Turnagain Nickel-Cobalt Project.  The Company has the right to repurchase 0.5% of the 2% NSR ("Repurchase Option") for US$20 million, which if exercised would result in a 1.5% remaining NSR.  The one-time Repurchase Option is only exercisable prior to the fifth anniversary of the NSR Agreement.

8. Trade payables and accrued liabilities

	September 30, 2019 $	December 31, 2018 $
Trade payables	182,495	229,422
Accrued liabilities	76,913	83,559
	259,408	312,981

9. Lease obligations

The Company entered into an office lease in April 1, 2019 and the Company recognized a lease obligation with respect to the lease.  The terms and the outstanding balances as at September 30, 2019 and December 31, 2018 are as follows:

	September 30, 2019 $	December 31, 2018 $
Right-of-use asset from office lease repayable in monthly instalments of $8,755 and an interest rate of 12.5% per annum and an end date of March 31, 2023	310,738	-
Less: current portion	(73,287)	-
Non-current portion	237,451	-

The following is a schedule of the Company's future minimum lease payments related to the office lease obligation:

September 30, 2019 $

2019	79,390
2020	108,037
2021	110,418
2022	84,153
2023	-
Total minimum lease payments	381,998
Less: imputed interest	(71,260)
Total present value of minimum lease payments	310,738
Less: current portion	(73,287)
Non-current portion	237,451

Giga Metals Corporation Notes to the Condensed Interim Consolidated Financial Statements Unaudited - Expressed in Canadian Dollars For the nine months ended September 30, 2019

The Company subleases part of their office space to other companies.  One sublease with a related party (Note 12) is month to month lease at a rate of $2,346 per month and one sublease is for a period of four years at $1,303 per month.  The total lease income from the subleasing of the office for the nine months ended September 30, 2019 was $28,927.

10. Share capital

Authorized share capital

Unlimited number of common shares without par value.

Issued share capital

At September 30, 2019, there were 55,104,015 issued and fully paid common shares (December 31, 2018 - 43,149,015).

Financings

During the nine months ended September 30, 2019, the Company did not complete any equity financings.  During the nine months ended September 30, 2018, the following equity financing was completed:

I) On January 5, 2018, the Company closed a private placement of 960,000 units at a price of $0.60 per unit for gross proceeds of $576,000. Each unit consists of one common share and one half of one share purchase warrant.  Each whole warrant is exercisable into one common share at a price of $0.70 with an expiry date of three years after the closing date.  The Company used the residual method to value the share purchase warrants, allocating a value of $nil.  As at December 31, 2017, the Company had received $27,000 of subscriptions towards this private placement.

As part of the private placement, the Company paid $22,080 in finder's fees and other cash issuance costs of $14,290.  In addition, the Company issued 36,800 in broker warrants with an expiry date of one year after the closing date. The fair value of $9,164 for the broker warrants was estimated using the Black-Scholes Option Pricing Model and was charged to share issue costs and credited to share-based payment reserve.  The assumptions used in the Black-Scholes Option Pricing Model were as follows: share price of $0.67; exercise price of $0.70; expected volatility of 100%; expected life of 1 year; a risk-free interest rate of 0.73%; and an expected dividend rate of nil.

Basic and diluted loss per share

The calculation of basic and diluted loss per share for the three and nine months ended September 30, 2019 did not include the effect of dilutive securities as the effect would be anti-dilutive.

For the purposes of calculating diluted income per share for the three and nine months ended September 30, 2018, the effect of dilutive securities of 12,600,070 shares and 14,295,501 shares, respectively, is added to the weighted average number of shares outstanding.

Stock options

The Company has adopted an incentive stock option plan, which provides that the Board of Directors of the Company may from time to time, in its discretion, and in accordance with the Exchange requirements, grant to directors, officers, employees and technical consultants to the Company, non-transferable stock options to purchase common shares, provided that the number of common shares reserved for issuance will not exceed 10% of the Company's issued and outstanding common shares. Such options will be exercisable for a period of up to 5 years from the date of grant. In connection with the foregoing, the number of common shares reserved for issuance to any one optionee will not exceed five percent (5%) of the issued and outstanding common shares and the number of common shares reserved for issuance to all investor relations and technical consultants will not exceed two percent (2%) of the issued and outstanding common shares. Options may be exercised no later than 90 days following cessation of the optionee's position with the Company or 30 days following cessation of an optionee conducting investor relations activities' position.

Giga Metals Corporation Notes to the Condensed Interim Consolidated Financial Statements Unaudited - Expressed in Canadian Dollars For the nine months ended September 30, 2019

On exercise, each option allows the holder to purchase one common share of the Company. The changes in options during the nine months ended September 30, 2019 and the year ended December 31, 2018 are as follows:

	Nine months ended September 30, 2019		Year ended December 31, 2018
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Options outstanding, beginning	3,960,000	$0.36	2,662,500	$0.33
Options granted	1,775,000	0.27	1,860,000	0.50
Options exercised	(300,000)	0.10	-
Options expired/forfeited	(225,000)	0.64	(562,500)	0.69
Options outstanding, ending	5,210,000	$0.33	3,960,000	$0.36
Options exercisable, ending	5,197,500	$0.33	3,741,250	$0.35

The weighted average share price on the date of option exercise during the nine months ended September 30, 2019 was $0.28.

Details of options outstanding as at September 30, 2019 are as follows:

Exercise price	Weighted average contractual life	Number of options outstanding
$0.10	1.75 years	(1)1,050,000
$0.20	4.59 years	1,000,000
$0.22	2.95 years	100,000
$0.30	4.05 years	250,000
$0.35	4.20 years	860,000
$0.40	3.59 years	775,000
$0.55	3.35 years	500,000
$0.60	3.28 years	600,000
$0.80	3.13 years	75,000
$0.33	3.46 years	5,210,000

(1) Subsequent to September 30, 2019, 75,000 of these options were exercised for proceeds of $7,500.

Giga Metals Corporation Notes to the Condensed Interim Consolidated Financial Statements Unaudited - Expressed in Canadian Dollars For the nine months ended September 30, 2019

Stock-based compensation

During the nine months ended September 30, 2019, the Company granted 1,775,000 stock options (2018 - 1,275,000 stock options), the weighted average grant date fair value of the options was $0.18 per option (2018 - $0.31). The fair value was determined using the Black-Scholes option pricing model using the following weighted average assumptions:

	2019	2018
Share price	$0.21	$0.44
Exercise price	$0.25	$0.57
Expected life of options	4.9 years	5 years
Annualized volatility	150%	176%
Risk-free interest rate	2.14%	1.60%
Dividend rate	0%	0%

During the nine months ended September 30, 2019, the Company recorded $352,707 (2018 - $295,473) of stock-based compensation to the statement of comprehensive loss based on the vesting of stock options granted.

Warrants

On exercise, each warrant allows the holder to purchase one common share of the Company. The changes in warrants outstanding during the nine months ended September 30, 2019 and the year ended December 31, 2018 are as follows:

	Nine months ended September 30, 2019		Year ended December 31, 2018
	Number of warrants	Average exercise price	Number of warrants	Average exercise price
Warrants outstanding, beginning	23,876,800	$0.20	25,454,600	$0.18
Warrants issued	-		516,800	0.70
Warrants exercised	(11,655,000)	0.10	(1,525,000)	0.08
Warrants expired	(36,800)	0.70	(569,600)	0.46
Warrants outstanding, ending	12,185,000	$0.29	23,876,800	$0.20

Details of warrants outstanding as at September 30, 2019 are as follows:

Exercise price	Weighted average contractual life	Number of warrants outstanding
$0.08	0.92 years	(1)5,808,333
$0.10	1.50 years	(2)990,000
$0.45	1.07 years	3,375,000
$0.70	1.24 years	2,011,667
$0.29	1.06 years	12,185,000

(1) Subsequent to September 30, 2019, 300,000 of these warrants were exercised for proceeds of $24,000.

(2) Subsequent to September 30, 2019, 15,000 of these warrants were exercised for proceeds of $1,500.

Giga Metals Corporation Notes to the Condensed Interim Consolidated Financial Statements Unaudited - Expressed in Canadian Dollars For the nine months ended September 30, 2019

11. Share-based payment reserve

The share-based payment reserve records items recognized as stock-based compensation expense and the fair value of agent's warrants until such time that the stock options or warrants are exercised, at which time the corresponding amount will be transferred to share capital.

12. Related party transactions

	Three months ended September 30,		Nine months ended September 30,
	2019 $	2018 $	2019 $	2018 $
Accounting fees	7,335	7,926	24,382	21,016
Directors' fees	24,000	-	47,927	-
Management fees	37,500	37,500	112,500	129,224
Stock-based compensation	34,088	4,898	191,866	159,053
	102,923	50,324	376,675	309,293

There was $8,466 owing to related parties at September 30, 2019 (December 31, 2018 - $7,526) included in accounts payable.

Key management includes the Chief Executive Officer, the Chief Financial Officer and the directors of the Company.  Compensation paid or payable to key management for services during the nine months ended September 30, 2019 amounted to $144,309 (2018 - $114,996) for short-term benefits and $191,866 (2018 - $159,053) for stock-based compensation.

The Company has a month to month office sublease with a company with common directors (Note 9).  During the nine months ended September 30, 2019, the Company recorded office sublease income of $28,927 relating to the sublease.

13. Financial instruments and financial risk management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board of Directors approves and monitors the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company's primary exposure to credit risk is on its cash held in bank accounts. All of the cash is deposited in bank accounts held with one major bank in Canada. Since all of the Company's cash is held by one bank there is a concentration of credit risk. This risk is managed by using major banks that are high credit quality financial institutions as determined by rating agencies. The Company's secondary exposure to risk is on its other receivables. This risk is minimal as receivables consist primarily of refundable government taxes.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has a planning and budgeting process in place to help determine the funds required to support the Company's normal operating requirements on an ongoing basis. The Company ensures that there are sufficient funds to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents as well as marketable securities.

Giga Metals Corporation Notes to the Condensed Interim Consolidated Financial Statements Unaudited - Expressed in Canadian Dollars For the nine months ended September 30, 2019

Historically, the Company's sole source of funding has been the issuance of equity securities for cash, primarily through private placements. The Company's access to financing is always uncertain. There can be no assurance of continued access to significant equity funding.

The following is an analysis of the contractual maturities of the Company's non-derivative financial liabilities as at September 30, 2019:

	Within one year	Between one and five years	More than five years
Trade payables and accrued liabilities	$259,408	$-	$-
Lease obligation	73,287	237,451	-
	$332,695	$237,451	$-

Foreign exchange risk

Foreign currency risk is the risk that the fair values of future cash flows of a financial instrument will fluctuate because they are denominated in currencies that differ from the respective functional currency. The Company has exposure to foreign exchange risk with respect to its cash balances.  As at September 30, 2019, the Company had cash held in US dollars of US$142,835.

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company does not have any significant interest rate risk.

Other Price Risk

Other price risk is the risk that the fair value of a financial instrument changes due to market risks other than foreign exchange risk or interest rate risk.  The Company was exposed to changes in the fair value of the Cobalt 27 common shares however as at September 30, 2019 the Company had sold all of the shares.

Classification of financial instruments

Financial assets included in the statement of financial position are as follows:

	September 30, 2019 $	December 31, 2018 $
Amortized cost:
Interest receivable	836	543
Reclamation deposits	232,000	232,000
Fair value through profit or loss:
Cash and cash equivalents	2,527,423	405,849
Marketable securities	-	2,683,560
	2,760,259	3,321,952

Giga Metals Corporation Notes to the Condensed Interim Consolidated Financial Statements Unaudited - Expressed in Canadian Dollars For the nine months ended September 30, 2019

Financial liabilities included in the statement of financial position are as follows:

	September 30, 2019 $	December 31, 2018 $
Amortized cost:
Trade payables	259,408	312,981
Lease obligation	310,738	-
	570,146	312,981

Fair value

The fair value of the Company's financial assets and liabilities approximates the carrying amount. Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

  Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;
  Level 2 - Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
  Level 3 - Inputs that are not based on observable market data.

The following is an analysis of the Company's financial assets measured at fair value as at September 30, 2019:

	As at September 30, 2019
	Level 1	Level 2	Level 3
Cash	$2,527,423	$-	$-
Marketable securities	-	$-	$-

Total	$2,527,423	$-	$-

14. Supplemental cash flow information

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the statements of cash flows.  During the nine months ended September 30, 2019, the following transactions were excluded from the statement of cash flows:

a) Exploration and evaluation asset expenditures of $200,278 included in accounts payable and accrued liabilities at September 30, 2019, less expenditures included in accounts payable at December 31, 2018 of $216,360 (net inclusion of $16,082).

During the nine months ended September 30, 2018, the following transactions were excluded from the statement of cash flows:

a) The issuance of 36,800 broker warrants at the fair value of $9,164; and,

b) 1,125,000 common shares of Cobalt 27 received at the fair value of $11,812,500; and,

c) E&E asset expenditures of $425,471 included in accounts payable and accrued liabilities at September 30, 2018, less expenditures included in accounts payable at December 31, 2017 of $nil (net exclusion of $425,471).

Giga Metals Corporation Notes to the Condensed Interim Consolidated Financial Statements Unaudited - Expressed in Canadian Dollars For the nine months ended September 30, 2019

15. Segmented information

Operating segments

The Company operates in a single reportable operating segment - the acquisition, exploration and development of mineral properties.

Geographic segments

All of the Company's assets are located in Canada.

16. Subsequent events

Exercise of options and warrants

Subsequent to September 30, 2019, 75,000 options were exercised for gross proceeds of $7,500 and 315,000 warrants were exercised for gross proceeds of $25,500.

Grant of options

On November 15, 2019, the Company granted 400,000 stock options to a director at a price of $0.45 per share exercisable up to November 15, 2024.